Filed pursuant to Rule 424(b)(3)
Registration No. 333-126068
PROSPECTUS SUPPLEMENT
(To Prospectus dated November 21, 2005)

Offer to Exchange
Each Outstanding Depositary Unit of
EASTERN AMERICAN NATURAL GAS TRUST
for One Whole Common Unit of
ENSOURCE ENERGY INCOME FUND LP
Representing Limited Partner Interests and
a Pro Rata Portion of
a Special Cash Distribution of
$5.9 million for Depositary Units Accepted for Exchange

The exchange offer and the withdrawal rights will expire at 5:00 p.m., New York City time, on February 28, 2006, referred to as the “expiration date,” unless extended. Depositary units tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date.

The purpose of this prospectus supplement is to advise you of recent events and changes in our General Partner’s board of directors and capital commitments to our General Partner. Any statement contained in the accompanying prospectus shall be deemed modified or superseded to the extent such statement is inconsistent with the information in this prospectus supplement. Any statement that is so modified or superseded shall not be deemed to constitute a part of the prospectus except as so modified or superseded.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the accompanying prospectus. This prospectus supplement is qualified by reference to the accompanying prospectus, except to the extent that information contained in this prospectus supplement modifies or supersedes the information contained therein. Capitalized terms used and not defined herein shall have the meanings given to them in the accompanying prospectus.

For a discussion of certain factors that you should consider in connection with the offer, please carefully read the section captioned “Risk Factors” beginning on page 45 of the accompanying prospectus.

The Partnership has not authorized any person to provide any information or to make any representation in connection with the exchange offer being made hereby or the second-step merger other than the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, and if any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by the Partnership. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these dates.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2006

TABLES OF CONTENTS

PROSPECTUS SUPPLEMENT

Cautionary Statement Regarding Forward-Looking Statements	i
Where You Can Find More Information	i
Recent Events	S-1
Management	S-1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the prospectus contain “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe the Partnership’s objectives, plans or goals are forward-looking. The Partnership’s forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections regarding the Partnership and Eastern American Natural Gas Trust, or NGT, as well as projections regarding the oil and gas industry. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict, including those discussed below. Therefore, actual results may vary materially from what is expressed in or indicated by the forward-looking statements. In particular, forward-looking statements as to the Partnership’s financial and business performance following the proposed acquisition of NGT should be understood as qualified by the absence of any opportunity for the Partnership to perform comprehensive due diligence on NGT. These forward-looking statements might have been significantly different had such due diligence been undertaken. Readers of this prospectus supplement and the prospectus are cautioned not to place undue reliance on these forward-looking statements since, while the Partnership believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this prospectus supplement, the prospectus and the material accompanying each such document.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-4 regarding the common units to be issued in the exchange offer and in connection with the second-step merger. This prospectus supplement and the accompanying prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus supplement and the accompanying prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act of 1933, as amended, or the Securities Act. The registration statement of which this prospectus supplement and the accompanying prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the SEC’s public reference room at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room.

The accompanying prospectus references important business and financial information about NGT from documents filed by NGT with the SEC that have not been included or delivered with this prospectus supplement or the accompanying prospectus. This information, as well as the Partnership’s public filings, are available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov.

You also may request copies of these documents from Ensource Energy Income Fund, without charge, upon written or oral request to Ensource Energy Income Fund’s information agent, Georgeson Shareholder Communications Inc., at 17 State Street, New York, N.Y., 10004, telephone number (800) 279-4514 (banks and brokers may call (212) 440-9800). In order to receive timely delivery of the documents, you must make

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your request no later than February 23, 2005. If you request any incorporated documents, the information agent will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than that date, and neither the mailing of this prospectus supplement and the accompanying prospectus to depositary unitholders nor the issuance of Partnership common units pursuant to the exchange offer made hereby or in connection with the second-step merger shall create any implication to the contrary.

This offer does not constitute a solicitation of proxies for any meeting of depositary unitholders. Any solicitation of proxies that Ensource Energy Income Fund might make will be made only pursuant to separate proxy or consent solicitation materials complying with the requirements of section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Each holder of depositary units or withdrawn trust units is urged to read the proxy statement regarding the business to be conducted at the applicable meeting, if and when it becomes available, because it will contain important information. Any such proxy statement will be filed with the SEC. Holders of depositary units or withdrawn trust units of NGT will be able to obtain a copy of any proxy statement, as well as other filings containing information about the parties (including information regarding the participants (which may include Ensource Energy Income Fund’s and its affiliates’ officers and directors) in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise), free at the SEC’s web site at http://www.sec.gov. Each such proxy statement (when it is available) and these other documents may also be obtained for free from Ensource Energy Income Fund at http://www.ensource-energy.com.

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You should carefully read the entire prospectus supplement, the accompanying prospectus and the other documents incorporated by reference to understand fully our business and the terms and risks of the common units, as well as the tax and other considerations that are important in making your investment decision.

For purposes of this prospectus supplement and the accompanying prospectus, unless otherwise indicated, we refer to Ensource Energy Income Fund LP as “we”, “us”, “our”, the “Partnership” or “Ensource Energy Income Fund.” Additionally, we refer to our general partner, Ensource Energy Partners, LP, as “Ensource Energy Partners” or the “General Partner,” and we refer to Ensource Reserves Management LLC as “Ensource Reserves” or the “Operating Company.” We refer to Ensource Energy Company LLC, the general partner of our General Partner, as “Ensource” or “Ensource Energy Company.” We refer to the “second-step merger” as a merger that we intend to effect after consummation of the exchange offer in which NGT will either (i) be merged with and into us and we will be the surviving entity or (ii) alternatively, be merged with and into a newly-formed wholly-owned subsidiary of ours and in which NGT will be the surviving entity. We refer to the first option above as the “Partnership Merger” and we refer to the second option as the “Subsidiary Merger.” We also include a glossary of some of the terms used in this prospectus as Annex B to the accompanying prospectus.

RECENT EVENTS

On February 10, 2006, our General Partner entered into a Redemption Agreement with Ensource Energy Investors, LLC, one of the limited partners in our General Partner. As a result of that agreement, Ensource Energy Investors, LLC, or EEI, withdrew from the General Partner as a limited partner, and the General Partner redeemed from EEI its limited partner interest in the General Partner. Prior to such redemption, EEI held an approximately 62% limited partner interest in our General Partner and had the right under the limited partnership agreement governing our General Partner to appoint four of the five members to our General Partner’s board of directors. The redemption resulted in the payment of $12,460,832.28 to EEI from the escrow that was established by our General Partner and its investors to fund the $20.05 million contribution by our General Partner to be made upon the successful closing of the exchange offer.

In connection with the Redemption Agreement, Scott A. Bedford, an affiliate of EEI, has resigned, effective February 10, 2006, from our General Partner’s board of directors. As a result of Mr. Bedford’s resignation, our General Partner’s board of directors is currently comprised of four members: Scott W. Smith (Chairman), Mark J. Warner, Jacob Roorda and S.P. Johnson IV, with one vacancy.

Also on February 10, 2006, our General Partner and the remaining limited partners of our General Partner entered into an amendment to the limited partnership agreement that governs our General Partner. As a result of this amendment, such limited partners have agreed to contribute to our General Partner a total of approximately $20.1 million to be used to fund the $20.05 million contribution to be made upon the successful closing of the exchange offer. In connection with the amendment, Ritchie Energy North, L.P., or REN, increased its capital contribution commitment under the limited partnership agreement from $5.0 million to approximately $17.47 million, representing an approximate 86.66% limited partner interest in our General Partner. REN’s capital commitment is comprised of $5.0 million held in the referenced escrow account, with the balance of its commitment to be funded upon the successful closing of the exchange offer. As a result of this increased capital commitment, REN holds a majority in interest of our General Partner and consequently has the right to designate four of the five members of our General Partner’s board of directors.

On February 13, 2006, we filed a Current Report on Form 8-K with the SEC disclosing these recent events. The Redemption Agreement and the amendment to our General Partner’s limited partnership agreement are attached to that Current Report as exhibits 10.8 and 10.9, respectively.

MANAGEMENT

As a result of Mr. Bedford’s resignation, our General Partner’s board of directors consists of four members: Scott W. Smith, Mark J. Warner, Jacob Roorda and S.P. Johnson IV, three of whom satisfy the independence requirements of The New York Stock Exchange and SEC rules. In addition, as REN holds a majority in interest in our General Partner, it has the right to designate four of the five members of the General Partner’s board of directors. REN’s right to designate people to serve on our General Partner’s board of directors expires if REN reduces its ownership interest in the General Partner to a level that no longer constitutes a majority in interest in our General Partner.

Mr. Bedford had not been serving on any committees of our General Partner’s board of directors.

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